SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  William K. Newman, Southern Company Services, Inc.
                  P. O. Box 2625, Birmingham, AL  35202

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company Services, Inc., Birmingham, Alabama, subsidiary of Southern Company and its subsidiaries: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Electric Generating Company, Southern Energy, Inc., and Southern Nuclear Operating Company.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Senior Vice President, Transmission Planning & Operations, Southern Company Services, Inc. -- Responsible for the planning and operation of Southern Company (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company) network transmission grid in order to provide economic, reliable service to all users. Functions reporting to position are Transmission Planning, Bulk Power Operations, and System Energy Management Services.

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                           Salary or other
                           compensations
Name of     received            to be      Person or company from whom received
recipient                       received   or to be received
               (a)                (b)
             1995/96/97*        1998**
William K.   $833,976          $176,868    Southern Company Services, Inc.
Newman

 * Base salary + incentive pay for 1995/96/97
** Current annual base salary

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $0

           (b) Itemized list of all other expenses:  None

Date January 16, 1998                       (Signed) /s/ William K. Newman